INVEST IN **SHE INC.**

She Inc. offers services (She Banks) to improve Women's financial security


Profile
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shebanks.com Littleton Colorado

LEAD INVESTOR



Deborah Muller

Investing at early stage is all about the venture's mission and leadership. I believe wholeheartedly in women's financial literacy and independence as an opportunity to do well by doing good. I believe just as strongly that Julie is the leader to make it happen... She has the ideal mix of knowledge, experience and drive to make She Banks a valuable and viable product for millions of underbanked women. I'm proud to be a lead investor... ... and if you like the name "She Banks," I thought of it 😎

Invested $15,000 this round

Highlights

1. Huge target market - over 100 Million Women in the US between ages of 20 and 65
2. Improve Financial Security for Women - A pressing socio- economic problem that drains our economy
3. SaaS business model massively Scalable & Profitable
4. Immense white space not dominated by any existing competitor
5. $700 B Global Opportunity
6. Democratize the Investing Process for the average investor and get the Same kind of Returns VCs get
7. Invest in Female Founded Companies
8. Proven team with deep financial industry experience and women's direct to consumer social selling

Our Team



Julie Rasmussen Founder & CEO

Scaled Mary Kay Russia from zero to over 100,000 women entrepreneurs and over $100 M in revenue in five years; raised funds from private family office to start up the Hertz Russia Master Franchise later becoming Majority Owner and Executive Chairman.



Woodson (Woody) Hobbs COO

Former CIO for Charles Schwab. A seasoned CEO, COO, and Board Member, created over $500 M of Value and a 10X return for Intellisync upon sale to Nokia. Industries include SaaS, marketing metrics, telecoms, financial services and manufacturing.

Pitch

SHE | BANKS




Our Mission is to Improve Financial Security for Women

The Problem

Women are the single largest underserved group of customers in financial services.

They invest less and use financial products & services at a rate **40% LESS** than that of men.

Yet they control up to 80% of household consumer spending. That is $6 trillion dollars in the US alone.

Banks and financial institutions have trouble gaining trust and onboarding more women customers as women rank the financial industry as one they trust the least.

Why This Matters



When women have more money, their families and communities are better off and the economy grows.

They rely less on social programs to get by and they have more freedom to leave abusive relationships.

They are less likely to live in poverty and less likely to experience a negative financial impact as a result of divorce.





A new survey puts women's financial health at a 5 year low as reported by Forbes. 59% of women are worried about their finances and 43% actively worry about it daily.

With inflation on the rise, worries about finances have a severe negative impact on women's mental health and enjoyment of life.


Our Solution
FinStrong
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Budgets
October 2022
Simplify Your Budgets


Our Solution
FinStrong
Financial strength starts here!
Get started
Budgets
October 2022
Simplify Your Budgets





A $700 B Global Market

Studies put the value of the global gap in the use of financial products and services by men versus women at up to $700 Billion dollars globally.


$700 B

If women invested at the same rate as me, there would be an extra $3 Trillion dollars of assets under management from private individuals today.

There are almost **100 million women** between the ages of 20 - 65.

This is a HUGE untapped market.

HOW WE MAKE MONEY

We have a long term revenue growth strategy.

1. **Subscription Fees.** Our monthly fee will be modest allowing all women to afford it.
2. **Affiliate Marketing Fees** from products and services we recommend to our members. This is a $13 B+ industry in the US. Nerdwallet IPO'd at $1.2 B in November of last year using this business revenue model.
3. **White labeled Banking Products** like She Banks branded credit cards, debit cards and savings accounts.
4. **Our own proprietary financial products & services.** We will grow by acquisition eventually reaching a scale where will be able to underwrite our own products and services, like affordable life and health insurance products, specially designed for our member community. Business model: SoFi.


Money is a tool,
learn to use it


well.
#SHE|BANKS

She Banks Success Factors

An experienced management team.



Julie Rasmussen, Founder & CEO

Our Founder & CEO has scaled a direct to consumer social selling company from zero to $100 M and has extensive C-Suite leadership and management experience.

MARY KAY®





Woody Hobbs, CIO/COO

Our CIO & COO was formerly the CIO for Charles Schwab and has decades of deep experience in the financial industry.

charles SCHWAB

She Banks Success Factors

- App is live on the Apple and Google App Stores
- App is powered by MX Technologies and has powerful analytical insights and in-app marketing capabilities
- App provides real time connection with 13,000+ fintechs and financial institutions using secure APIs (not screen scraping)


9:12
Transactions
All accounts
All time
All types
Pending
Mcdonald
Fast Food
$11.42
Amazon
Shopping
$36.27
Ancestry
Hobbies
$39.99
Sonic
Fast Food
$7.03
King Soopers
$1.00


Groceries
Panda Express
Fast Food
$29.38
Anytime Fitness
Gym
$20.0
Dashboard
Accounts
Budgets
Goals
Menu

Actual Screen Shot from Live App

Secure Bank Level Encryption

- Data is protected by bank level encryption and data security
- She Banks will **NEVER** share or sell personal data with 3rd parties
- Access to all data is by member permission only



Competitive Landscape

- One of the first banking apps focused on women's financial health
- Focus on building a community for women looking to take control of their finances
- Gamification leading to better engagement and follow through on good financial decisions


Degree of Personalization & Community
HIGH
LOW
SHE | BANKS
ELLEVEST
II
III
I
IV
credit karma
Yotta
YNAB
mint
LOW
HIGH
Rewards & Recognition

Customer Acquisition Strategy

Rewards & Recognition, Word of Mouth, Viral Marketing, Social & Digital Media Marketing & In Person Events

- Our Unique System of Rewards & Recognition, like shopping trips, vacations, spa days, cleaning services and discounts at retailers where our members shop the most will generate testimonials to fuel Word of Mouth (WOM) and Viral Marketing Campaigns.
- Based on recognition system used by Mary Kay Inc. to build $3.5 Billion private company.
- Rewards & Recognition that appeal to women will motivate them to save and invest while improving their buying power and supporting their lifestyles.



Gamification, Stickiness, Engagement & Network Effects Increase Market Penetration, Revenue & Retention

- Rewards & Recognition Create Gamification of Savings & Investing
- We user Principles of Behavioral Finance & Nudging to Encourage Long Term Positive changes in Financial Behavior
- Network Effects Creates positive reinforcement - **Our Founder is an Expert in Network Effects that drive Community & Engagement**
- Unique Offers available only through She Banks creates "stickiness" and engagement that reduces Customer Acquisition Costs and increases loyalty and Customer Lifetime Value


Originator*
(Super Pump)
Super Customer
Super Customer (SS)
Super Customer
Super Customer (SS)
Super Customer
Super Customer (SS)

Social Selling Model of "Supercustomers" and Viral Marketing Campaign - your best influencers are your best "Superfans" - customers who love your product

The She Banks Investment Opportunity

Massively scalable - Software as a Service (SaaS) means member growth can scale exponentially

Innovative combination of proven business models

Unique Customer Acquisition, Engagement & Retention Strategy

Proven Management Team

Solves Pain for Members AND Financial Institutions

App already exists

Timely - Women need help building net worth now more than ever


SHE|BANKS
Where will Women Find JOY in Using Financial Products & Services ?
@She Banks!! That's Where!
Contact:
Julie Rasmussen
julie@shebanks.com
shebanks.com